

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 21, 2021

BY EMAIL

Brandon J. Cage
Assistant Vice President, Counsel
Law Department
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, California 92660

Re: Registration Statement on Form N-6 of Pacific Select Exec Separate Account (the "Separate Account") of Pacific Life Insurance Company (the "Company") relating to Pacific Protector VUL (File Nos. 811-05563 and 333-260417) (the "Registration Statement")

Dear Mr. Cage:

The staff has reviewed the Registration Statement on Form N-6 filed on October 22, 2021 by the Separate Account under the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"). All capitalized terms not otherwise defined herein have the respective meanings given to them in the Registration Statement. References to "Items" or "Instructions" herein are to Items and Instructions in Form N-6 and references to "Rule" are to Rules under the 1933 Act.

GENERAL

1.   Please confirm that all missing information, including missing examples to the various Riders, and all exhibits will be filed in pre-effective amendments to the Registration Statement. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre-effective amendments.

2.   Where a comment is made with regard to disclosure in one location of the Registration Statement, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

3.   Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy issued by the Separate Account.

REGISTRATION STATEMENT FACING PAGE

4.   Please correct the 1933 Act registration statement number on the facing page of the Registration Statement.

PROSPECTUS

General

5.   Please format the Prospectus to assist with investor comprehension. For example, (a) please set off headings and subheadings from the rest of the text, (b) use defined terms consistently throughout the document, and (c) when defining a term in the body of the Prospectus, consider putting the term in bold or otherwise setting it off from the rest of the text. [General Instruction C.1.(a).]

Cover page

6.   Please insert "universal" immediately before "life insurance policy" in the first line.

7.   Please add, "plus any Policy charges and fees deducted less Policy debt" at the end of "[u]pon cancellation, you will receive either a full refund of the amount you paid with your application or your total Policy value."

Table of Contents

8.   In the electronic versions of the summary and statutory Prospectuses and SAI, please add hyperlinks to the headings and subheadings in the Tables of Contents to link directly to the relevant sections in the document.

9.   Please include the titles of the major subheadings under *About Pacific Life* in the Table of Contents. Please ensure that all major subheadings are listed under each heading in the Table of Contents.

Special Terms

10.   The definition of Basic Life Coverage Layer states that "[t]he Face Amount of a Basic Life Coverage Layer that is added after issue may be decreased to zero, but it cannot be terminated." Please supplementally explain why a Policy could not be terminated.

11.   The term Fund is defined as "DFA Investment Dimensions Group Inc., Fidelity Variable Insurance Products Funds, Neuberger Berman Advisers Management Trust, Pacific Select Fund, and The Vanguard Group, Inc." However, the Company defines Fund in the introductory paragraph of this section as "one of the funds providing underlying portfolios for the Variable Investment Options offered under the Policy." Please consider

whether a definition is needed to refer to the trusts of which the Funds are series or otherwise correct the inconsistent definitions.

12.   In the definition of Grace Period, if accurate, please change the reference to "total monthly charge" to "Monthly Deductions."

13.   With respect to the definition of Illustration, please add (a) "hypothetical future" immediately before "Policy benefits based on," (b) "Option" immediately following "Death Benefit," and (c) if accurate, "any Riders requested," immediately following "premium payments." Please conform the description of the term Illustration elsewhere in the Prospectus to this definition, as revised.

Important Information You Should Consider About the Policy

14.   Please supplementally confirm that the key information table cross-references in the electronic versions of the summary and statutory Prospectuses will link directly to the location in the statutory Prospectus where the subject matter is discussed in greater detail, or will provide a means of facilitating access to that information through equivalent methods or technologies. [Instruction 1(b) to Item 2.]

Fees and Expenses

—Charges for Early Withdrawals

15.   In the left-hand column, please delete "(surrender charge)" after Charges for Early Withdrawals. [Instruction 1(a) to Item 2.]

16.   In the first sentence please express the maximum surrender charge as a percentage of the Basic Face Amount. [Instruction 2(a) to Item 2.]

—Ongoing Fees and Expenses (annual charges)

17.   In the first sentence please add (a) "including charges on any Policy loan" immediately following "the cost of optional benefits available under the Policy," and (b) "(except Policy loan charges)" immediately following "and such fees and expenses." In the second sentence, please add "you choose" immediately following "expenses associated with the Funds."

18.   Please bold the headings to the table. [Instruction 2(c)(ii) to Item 2.]

Risks

—Not a Short-Term Investment

19.   Revise the last sentence to reflect that Surrender Charges apply for 15 years for each Basic Coverage Layer added to the Policy.

—Risks Associated with Investment Option

20.   Please add "and Fixed Account" immediately following "*e.g.*, Funds."

—Insurance Company Risks

21.   In the right-hand column please also provide a cross-reference to the "About Pacific Life" section of the Prospectus. [Instruction 1(b) to Item 2.]

Restrictions

—Investments

22.   Please disclose that an investor may allocate all of her premiums to the Funds listed under *FUNDS AVAILABLE UNDER THE POLICY APPENDIX* or to the Fixed Account.

23.   Please revise the first sentence to take into account that transfers to or from the Fixed Account will be counted towards the 25 allowed transfers during each calendar year.

—Optional Benefits

24.   In the third sentence, the Company states that not all riders may be available for all policies.   If this statement means that some riders may not be available through all intermediaries, please describe all intermediary-specific variations in the State Law Variations Appendix to the statutory Prospectus and revise the title of that Appendix and any cross references thereto accordingly. [Instruction to Item 8(a).]

25.   Please remove "[w]e may stop offering an optional benefit at any time for new purchases." The statement is not relevant to investors who purchase the Policy under this Prospectus.

26.   Since there is only one Rider that limits Investment Options, revise the last sentence to state that if an investor purchases the Flexible Duration No-Lapse Guarantee Rider, the investor must allocate 100% of her Accumulated Value among the allowable Investment Options as indicated under *FUNDS AVAILABLE UNDER THIS POLICY APPENDIX— Allowable Investment Options*.

Taxes

27.   In the second sentence, please replace "Distributions may" with "Withdrawals will." [Instruction 5 to Item 2.]

28.   Please add "or individual retirement plan (IRA)" at the end of the third sentence. [Instruction 5 to Item 2.]

Conflicts of Interest

29.   The first sentence states that some life insurance producers may receive compensation in the form of "commissions, additional payments, and non-cash compensation." Disclosure in the statutory Prospectus states that "selling broker dealers may receive additional payments in the form of cash, other special compensation or reimbursement of expenses." Please reconcile.

Overview of the Policy

Purpose

30.   Please change references to "[a] life insurance policy" in the second sentence and "a variable life insurance policy" in the third and fourth sentences to "this Policy" in each instance.

31.   In the second sentence, please briefly explain how the Policy helps to meet "other long-term financial objectives."

32.   In the last sentence of the section, please replace "and other selections made" with a brief explanation of the selections to be made.

Premiums

33.   The Company states in the fourth sentence that "[t]here is no guarantee that your Policy will not lapse even if you pay your planned premium." Please briefly explain here why the Policy may lapse, even if a Policy holder pays the planned premiums (*i.e.*, if the Cash Surrender Value, less any Policy Debt, is less than the Monthly Deduction on the day the deduction is made). Please briefly discuss the operation of the Grace Period if the Policy is in default, including the notice to be provided and whether the Policyholder may have an opportunity to make an additional payment to keep the Policy in force. Also, reference the no-lapse guarantee riders (*e.g.*, the Policy will not lapse so long as the conditions of the riders are satisfied) and provide a corresponding cross-reference.

34.   Please move the last sentence of the section discussing Investment Option transfer services to the next section (*Policy Features—Optional Benefits* as "Other Benefits" under the Policy). Consider briefly describing each benefit. Per the SAI, disclose that a Policy Owner may only participate in one transfer service at any time.

Policy Features

—Death Benefit

35.   Please disclose whether Policy charges vary depending on which Death Benefit Option is selected.

—Withdrawals

36.   Please also disclose that withdrawals are subject to a withdrawal processing fee and may reduce Policy values and the Death Benefit.

—Loans

37.   The disclosure states that loans may have tax consequences. Please disclose any other potentially negative consequences to borrowing under the Policy (*e.g.*, the loan collateral will not participate in the investment experience of the Investment Options and will not be available to pay for any Policy charges, and loans may reduce Accumulated Value and the Death Benefit whether or not the loan is repaid, and increase the risk of lapse). Please also disclose the purpose of loans.

—Optional Benefits

38.   The disclosure states that the Policy "offers several optional benefits and riders." Please explain the difference between benefits and riders in this sentence. Should the reference instead be to "optional benefit riders"?

39.   Following the list of Riders available, consider including cross references to *Other Benefits Available under the Policy* and *Optional Riders and Benefits* where the riders are discussed.

Fee Tables

Transaction Fees

—Maximum Sales Charge Imposed on Premiums (Load)

40.   Please add the following transaction fees to the table: (a) the $100 fee for Risk Class change discussed on Page 76 of the Prospectus and (b) the $25 fee for withdrawals under the Automated Income Program.

41.   Under *When Charge is Deducted*, please clarify in the disclosure that Basic Premium Load and General Account Surplus Premium Load do not apply to internal premiums as a result of replacement or conversion of a variable life policy the Policy Owner has with the Company.

42.   The disclosure states that an internal premium load is charged upon receipt of a replacement or conversion of an existing policy the Policy Owner has with the Company. Please supplementally describe the types of policies that the Policy can be converted to (*e.g.*, can a Policy Owner convert into another variable life policy?). If the exchanges may be made into another variable life policy, please explain how the imposition of an internal premium load complies with the relative net asset value requirements of Rule 11a-2 under the 1940 Act.

—Minimum and Maximum Surrender Charge

43.   Please show maximum charge only for this item. The Surrender Charge range may be shown in the footnote. [Instruction 1(f) to Item 4.] In footnote 1 relating to this charge, please add that the Surrender Charge is also based on the Face Amount of the Coverage Layer.

—Illustration Request

44.   In the right-hand column, please add "per request" after "$25."

Periodic Charges Other Than Fund Operating Expenses

45.   In the sentence introducing this table, please revise the reference to "portfolio fees" to "Fund fees."

—Base Policy Charges

46.   In footnote 1, please replace "guaranteed charge is reduced to zero" with "charge is not deducted."

47.   Under Asset Charge, please conform presentation format by separating maximum and current charges.

48.   Under Coverage Charge, the current charge formulae includes a Coverage Charge Factor while the guaranteed charge formulae does not. Please reconcile or explain in a footnote why a Coverage Charge Factor is used only for the current charge. Please delete the reference to footnote 8 in the right-hand column.

49.   Please move the Loan Interest Charge so that it is a line item under Optional Benefit Expenses.

—Optional Benefit Charges (Riders)

50.   So as not to obscure fee information, please remove from the table all optional Riders that do not have a charge.

51.   Under Premier Chronic Illness Rider, please conform the description of the representative Insured to the prevalent standard (*i.e.*, male standard non-smoker who is Age 45 at Policy issue).

Principal Risks of Investing in the Policy

Risks Associated with Variable Investment Options

52.   In the first sentence, please specify what is meant by "income benefits."

Insurance Company Risks

53.   Please delete the last sentence of the risk factor since it is not relevant to insurance company risk.

Policy Basics

Owners, the Insured, and Beneficiaries

—Beneficiaries

54.   The disclosure states that "[t]he contingent Beneficiary will receive the Death Benefit Proceeds if the primary Beneficiary dies." If only one contingent Beneficiary may be named, please specify this in the disclosure. Otherwise, please disclose how Death Benefit Proceeds will be paid if there is more than one contingent Beneficiary.

Policy Date

—Your Policy Date; *—Re-dating your Policy*

55.   The last paragraph under *Your Policy Date* refers to "multiple applications" and "employer sponsored cases." Please supplementally confirm whether this disclosure is relevant to the Policy. The last sentence under *Re-dating your Policy* refers to "an employer or corporate sponsored plan." Please supplementally confirm whether this disclosure is relevant to the Policy.

Your Free Look Right

56.   In the first sentence of the fourth paragraph of the section, please add," taxes" immediately after "any Policy charges."

Statements and Reports We Will Send You

57.   Please add annual Policy statements to the bullet point list and disclose the information to be included in that statement.

58.   The last sentence of the third paragraph states that an investor can access documents online by visiting the Company's website. Please explain which documents can be accessed.

Death Benefits

Changing the Face Amount

—Requesting an Increase in Face Amount

59.   The last bullet point states that "[a]n increase in Face Amount is not allowed if the Flexible Duration No-Lapse Guarantee Rider is in effect." Please reconcile this with the statement in the Rider table that the Flexible Duration No-Lapse Guarantee Rider "[b]enefit will terminate upon electing an increase in Face Amount under the Policy."

—Processing of Decreases

60.   The last sentence states that "[i]f any Total Face Amount reduction results in the Face Amount of any Coverage Layer being less than one dollar, that Coverage Layer will be eliminated." Please reconcile this with the earlier statement that "[t]he Face Amount of a Basic Life Coverage Layer that is added after issue may be decreased to zero, but it cannot be terminated."

Death Benefit Options

61.   An investor must choose Death Benefit Option A or B. In the third bullet point of the second paragraph and elsewhere, please delete "if you have chosen Option A or B."

Other Benefits Available Under the Policy

62.   Describe the following benefits in this section: Dollar Cost Averaging, Portfolio Rebalancing, First-Year Transfer and the Fixed Option Interest Sweep (each a "transfer service") and the Automated Income Option. Per the SAI, disclose that a Policy Owner may only participate in one transfer service at any time.

63.   Please bold the first paragraph of the section. [Item 11(a).]

64.   In the Rider table —*Conversion Rider*, please change the reference to "insurance protection" in the left-hand column to the defined term "Coverage Layer."

65.   In the Rider table —*Flexible Duration No-Lapse Guarantee Rider*, please replace "for a duration you choose, no matter how the market performs" with "even if the Policy's Net Cash Surrender Value is insufficient to cover the total monthly deduction, provided that the No Lapse Guarantee Value less any Policy Debt is greater than zero."

66.   In the Rider table —*Flexible Duration No-Lapse Guarantee Rider,* in the right-hand column of the Rider state that "at initial purchase and during the entire time that you own the Flexible Duration No Lapse Guarantee Rider, you must allocate 100% of your Accumulated Value among the allowable Investment Options for the Rider listed under *FUNDS AVAILABLE UNDER THE POICY APPENDIX—Allowable Investment Options* or the Rider will terminate. With respect to the last bullet point in the right-hand column,

please confirm that the disclosure should not state that "[a]n increase in Face Amount is not allowed if the Flexible Duration No-Lapse Guarantee rider is in effect." (See Comment 59.)

67.   In the Rider table —*Premier Chronic Illness Rider*, —*Premier Living Benefits Rider 2*, and —*Premier Living Benefits Rider*, please briefly describe in the table the "eligibility and other conditions described in the Rider."

68.   In the Rider table —*Premier Chronic Illness Rider*, please add that (a) during a Benefit Year (as defined in the Premier Chronic Illness Rider section) a Policy Owner can only change from Death Benefit Option B to Option A, and (b) during a Benefit Year transfers from the Fixed Account to the Variable Investment Options are not permitted.

Optional Riders and Benefits

69.   For ease of reference, consider ordering the discussion of the Riders in the table under *Other Benefits Available under the Policy* and under *Optional Riders and Benefits* in the same order.

70.   The discussion of the Short-Term No-Lapse Guarantee Rider and the Flexible Duration No-Lapse Guarantee Rider is highly technical. State that the Policy offers two no-lapse guarantee riders and explain in plain English how the Riders work and the material differences between the Riders. Please consider adding an overview section covering both the Short-Term No-Lapse Guarantee Rider and the Flexible Duration No-Lapse Guarantee Rider.

71.   To the extent not already disclosed, disclose in the introductory paragraph for each Rider whether there is a fee for the Rider.

72.   For each Rider for which examples have not been included, please provide examples illustrating the operation of the Rider in a clear, concise and understandable manner.

Flexible Duration No-Lapse Guarantee Rider

73.   Please add a discussion of the current charge for this Rider.

—Rider Eligibility

74.   Please replace the first sentence of the second bullet point with the following: "[a]t initial purchase and during the entire time that you own this Rider, you must allocate 100% of your Accumulated Value among the allowable Investment Options." Please include the Allowable Investment Options in this section.

75.   Please add all of the bolded disclosure under *FUNDS AVAILABLE UNDER THIS POLICY APPENDIX—Allowable Investment Options* to this section.

—No Lapse Guarantee Value—Note:

76.   The section contains a reference to "the Policy's Cash Value." Cash Value is not a defined term. Should the reference be to Cash Surrender Value? In the same sentence, please add, if accurate, that the values added to the No-Lapse Guarantee Value are not added to the Accumulated Value.

77.   The disclosure states "[f]urther, in the case of policies under Death Benefit Option B or those policies subject to the Minimum Death Benefit, the No Lapse Guarantee Value is not used in the determination of the Death Benefit under the policy." However, based on the disclosure on page 22 of the Prospectus, it appears that both Death Benefit Options A and B are subject to the Minimum Death Benefit Amount. Please clarify the disclosure.

— Basic and Excess Fund under the Rider

78.   The defined term Rider Specifications is used in this section and elsewhere in the Prospectus. If the reference should be to Policy Specifications, please correct in each place. If not, please define Rider Specifications.

—No-Lapse Accumulation Amount

79.   In the second example, if the Rider will terminate because the Net No-Lapse Guarantee Value is less than zero, please disclose this specifically.

80.   It is unclear from the examples provided how the Rider could benefit a Policy Owner. Please add examples where payment of premiums, withdrawals and loans are made in parallel by a Policy Owner that holds the Rider, and one that does not, to illustrate how the Rider may aid in keeping the Policy in force.

—Important Considerations

81.   Please add, as accurate, (a) an increase in Face Amount is not allowed if the Flexible Duration No-Lapse Guarantee Rider is in effect or (b) the Rider will terminate upon electing an increase in Face Amount under the Policy. (See Comment 59.)

Short-Term No-Lapse Guarantee Rider

82.   The discussion of the Short-Term No-Lapse Guarantee Rider under *Other Benefits Available under the Policy* states that the "[b]enefit will terminate if any rider added to the Policy after issue has charges." Please add this statement to the discussion in this section.

83.   The first sentence states "[t]his Rider provides for the continuation of death benefit coverage for a specified guarantee period . . ." Please reconcile this with the later statement that "[i]f the guarantee under this Rider is in effect, the Policy and any attached optional benefits that are currently In Force, will remain In Force, will not enter the grace period, and will not lapse."

—How the Rider Works

84.   The second bullet point lists as a condition to continued effectiveness of the Rider that the Policy Owner must "have taken no Policy loans or withdrawals." Please reconcile this with the statement under *Other Benefits Available under the Policy* describing this Rider which states that "Policy loans or withdrawals taken will reduce the benefit."

85.   Please revise the following statement for clarity: "[t]he Policy will also continue in effect under this Rider if flexible premium payments are made and with increases to the Face Amount as long as the No-Lapse Credit less Policy Debt is equal to or greater than zero." Please reconcile this with the third bullet point which states that there cannot be any changes (scheduled or unscheduled) in the Face Amount under the Policy.

Premier Chronic Illness Rider

86.   In an appropriate location in the Prospectus, please clearly explain the difference in benefits under this Rider and the benefits under the two Premier Living Benefit Riders.

87.   Please disclose in a prominent manner, if accurate, that if a Policy Owner chooses to exercise the Rider, at the time the Company pays any benefit payment, it will reduce the Policy's Death Benefit by an amount greater than the benefit payment itself, and that other Policy values, including the Surrender Charge, Accumulated Value and Total Face Amount will be reduced *pro rata*.

—Rider Charge

88.   The maximum monthly charge for the Rider is shown. Please also disclose the current charge.

89.   The disclosure under *Optional Benefit Charge for any No-Lapse Guarantees Using a No-Lapse Guarantee Value* appears to be misplaced.   If this disclosure relates to charges for the Flexible Duration No-Lapse Guarantee Rider, please move and tailor the terms for that Rider.

—Rider Terms

90.   In the definition of Accelerated Death Benefit, if appropriate, please replace "written statement" with "Written Certification"

91.   In the definition of Elimination Period, please disclose how the Elimination Period is calculated.

92.   In the definition of Lifetime Benefit Amount, please disclose that the initial Lifetime Benefit Amount may not be the amount used in calculating a benefit payment under the Rider because the Lifetime Benefit Amount is determined at the time the eligibility conditions are met for purposes of the benefit payment.

93. In the definition of Lifetime Benefit Percentage, please disclose whether the Lifetime Benefit Percentage may change. Move the statement that the Lifetime Benefit Percentage is shown in the Policy Specifications from the definition of Lifetime Benefit Amount to this definition.

94. In the definition of Maximum Per Diem Limitation Percentage, please explain how the Maximum Per Diem Limitation Percentage is used in calculating the Maximum Monthly Benefit Payment.

—Request for Benefits

95. In the second paragraph of this section, the disclosure states "you must still submit written proof that the eligibility conditions have been met along with the nature and exten[t] of the chronic illness." If this is a reference to the Written Certification, please use the defined term.

96. In the circumstances described in the first bullet point in the section, if the new Benefit Year begins before the current Benefit Year ends, please explain what happens to the remaining payments to be made if the Policy Owner chose the monthly benefit option.

—Lifetime Benefit Amount

97. In the first paragraph, please disclose how an increase in the Death Benefit affects the Lifetime Benefit Amount.

98. Please define the term Minimum Lifetime Benefit Amount.

—Benefit Payment

99. In the definition of Discount Rate, please disclose who publishes the maximum statutory adjustable policy loan interest rate and when it is published.

100. Under *Who Benefit Proceeds Are Paid To*, please revise for clarity the phrase "subject to any required acknowledgement of concurrent for payout."

—Rider Effects on Your Policy Values

101. Please revise the bullet point "any surrender charge for each Coverage Layer and any maximum surrender charge" in light of the statement under *Withdrawals, Surrender and Loans—Surrendering Your Policy* that the "Maximum Surrender Charge is the sum of the maximum surrender charges on any Coverage Layer that has an associated surrender charge."

—Other Rider Effects on Your Policy

102. Please revise the last two bullet points in the section to name the specific no-lapse guarantee Rider and tailor the disclosure for that Rider. Please also make corresponding

changes to the parallel disclosure for the Premier Living Benefits Rider 2 and the Premier Living Benefits Rider.

103.   At the end of the bolded paragraph in the section, please discuss the general effect on premium limitations and Death Benefits required in order for the Policy to qualify as a life insurance policy or avoid being classified as a Modified Endowment Contract and/or add a cross reference to any more detailed discussion in the Prospectus.

Premier Living Benefits Rider 2

—Premier Living Benefits Rider 2 Effects on Other Riders

104.   Reference is made to "term insurance rider" in this section and elsewhere. The Policy does not offer a term insurance rider. Please supplementally explain why discussion of term insurance riders is included in the Prospectus or delete such references.

—Things to Keep in Mind

105.   The section uses capitalized terms defined in this Prospectus to describe benefits and features of other variable life insurance policies. To avoid investor confusion, please limit the use of defined terms to discussion of benefits and features of the Policy offered by this Prospectus.

How Premiums Work

Your Initial Premium

106.   Please disclose in this section the minimum initial premium required, if any. If none, please so state. [Item 9(a)(1).]

Deductions from Your Premiums

107.   In the second paragraph, please clarify that if the Policy Owner replaces or converts her Policy to a new policy that is a variable life policy, the value transferred to the new policy will not be subject to any premium load, including any internal premium load.

Allocating Your Premiums

108.   In the first paragraph of the section, please disclose that for the Flexible Duration No-Lapse Guarantee Rider, at initial purchase and during the entire time that the Policy Owner owns this Rider, she must allocate 100% of her Accumulated Value among the allowable Investment Options as indicated under the *FUNDS AVAILABLE UNDER THIS POLICY APPENDIX—Allowable Investment Options*.

Your Policy's Accumulated Value

109.   At the end of the introductory section, please reference the Flexible Duration No-Lapse Guarantee Rider and the Short-Term No-Lapse Guarantee Rider and cross reference the lapsing and reinstatement disclosure below.

Policy Charges

110.   Please add Fund Charges and Expenses as the fourth charge in the list.

111.   Briefly describe all current transaction charges in this section. [Item 7(a).] Please revise the first sentence after the list of charges to state that the maximum transaction fees are shown in the Fee Tables.

Monthly Deductions

112.   Please add Loan interest charge to the list of charges comprising the Monthly Deduction.

113.   Briefly describe current charges for all charges listed in this section. [Item 7(a).]

Lapsing and Reinstatement

114.   Please add disclosure explaining that the Policy will not lapse if the Policy Owner satisfies the requirements of the Flexible Duration No-Lapse Guarantee Rider or the Short-Term No-Lapse Guarantee Rider and include a cross-reference to the discussion of the Riders in the Prospectus.

115.   In the third paragraph immediately before the sentence "[f]or more information regarding payment due to keep your Policy In Force, please contact our Life Insurance Division," please describe how the amount of the additional premiums will be determined. [Item 9(a)(3).]

Your Investment Options

Fixed Option

116.   Please qualify the statement that "[t]here are no investment risks" related to the Fixed Option to account for risks related to the Company's claims paying ability.

117.   As there is a single fixed option, please correct references in this section to Fixed Options.

118.   In the fifth bullet point the Company states "[i]f we do not have Allocation Instructions that include other available Investment Options, any allocations in excess of the limit will be allocated to the currently available money market Fund. We may increase the limits at any time at our sole discretion." Please supplementally explain the basis for this default to a money market fund.

Transferring among Investment Options and Market-timing Restrictions

—Transfers

119. Please remove references to Indexed Accounts in this section.

120. In the last bullet point in the section, the Company reserves " the right to impose limits on transfer amounts, the value of the Investment Options you are transferring to or from, or impose further limits on the number and frequency of transfers you can make." Please supplementally explain why it is appropriate to impose such future, unspecified limits on Policy Owners purchasing under this Prospectus?

121. The last sentence of the section states that there are no exceptions to the transfer limitations in the absence of, among other things, "other extraordinary circumstances." Please delete this phrase or explain what it is intended to cover.

—Market-timing restrictions

122. To avoid confusion, where appropriate in this section and elsewhere, please revise all references to "portfolio(s), " "underlying portfolio(s)," "portfolio(s) of Fund(s)" or "shares of portfolio(s) of Fund(s)" to "Fund(s)" since the term is defined as "one of the funds providing underlying portfolios for the Variable Investment Options offered under the Policy."

Withdrawals, Surrenders and Loans

123. Immediately after the fourth sentence in the section, and elsewhere as appropriate in the Prospectus, please add that withdrawals and surrenders may have tax consequences, including a possible tax penalty if withdrawn before age 59 1⁄2.

Making Withdrawals

—How withdrawals affect your Policy's Death Benefit

124. Please provide examples illustrating the bullet points in this section.

Surrendering Your Policy

125. The disclosure states that the "Maximum Surrender Charge is the sum of the maximum surrender charges on any Coverage Layer that has an associated surrender charge." Please delete "maximum" in the second instance in the sentence, or supplementally explain why it should be retained. Please revise other statements in this section that suggest that the Maximum Surrender Charge is a charge associated with a single Coverage Layer (and not the sum of any applicable surrender charge on a Coverage Layer).

126. To better illustrate the calculation of Surrender Charges, please include additional examples (*e.g.*, the Surrender Charge in Policy months 12 and 70 and a maximum Surrender Charge on a Policy with more than one Coverage Layer subject to a Surrender Charge).

About Pacific Life

How Our Accounts Work

—General Account

127. Please remove the word "optional" in the following sentence: "[o]ur obligations under the Policy which include the death benefit and other benefits provided under any optional rider, are paid from the General Account."

128. At the end of the first paragraph, please consider including the website address where the Company's ratings information may be found.

—Separate Account

129. At the end of the first paragraph, please add that the assets of the Separate Account may not be used to pay any liabilities of the Company other than those arising from the Policies. [Item 6.(b)(2).]

—Making changes to the Separate Account

130. Please revise the first sentence of the section for clarity. In this regard, please explain what is meant by "comply with the laws that apply."

131. The Company states "[i]f we make any changes to Variable Accounts or substitution of securities, we can make appropriate changes to this Policy or any of our other policies …" In this section, and elsewhere as appropriate, please replace "securities" with the term "fund" or "Fund."

Illustrations; Lost Policy; Audits of Premiums/Loans; and Risk Class Change

132. The subsections, *Illustrations*, *Lost Policy*, *Audits of Premiums/Loans* and *Risk Class Change* appear under the heading *About Pacific Life*. Please move these subsections to *General Information About Your Policy* or *Policy Basics*, as appropriate.

Legal Proceedings and Legal Matters

133. In the second sentence, if true, please revise "that would have a material adverse effect on … PSD" to "that would have a material adverse effect on the ability of PSD to perform its duties as distributor." [Instruction to Item 16.]

Funds Available Under the Policy Appendix

134.   Please revise the heading of this appendix to "Appendix: Funds Available under the Policy." Please make conforming changes to all cross references to this appendix. [Item 18.]

135.   Please include a statement explaining that updated performance information is available and providing a website address and/or toll-free (or collect) telephone number where the updated information may be obtained. [Instruction 1(e) to Item 18.]

136.   Supplementally explain whether a Policy Owner holding a Flexible Duration No Lapse Guarantee Rider may allocate to the Fixed Account. If not, please disclose this limitation in the introduction to the table on Allowable Investment Options and in the Prospectus under *Other Benefits Available under the Policy* and *Optional Riders and Benefits*.

PART C

Exhibits

137.   Please file executed copies of agreements filed as "form of" agreements. See Rule 483 under the 1933 Act.

138.   The Powers of Attorney incorporated by reference into the Registration Statement do not specifically reference this Registration Statement. Please execute and file new Powers of Attorney with the next pre-effective amendment authorizing the filing of this Registration Statement. See Rule 483 under the 1933 Act.

EXHIBITS

Summary Prospectus for New Investors

139.   To the extent relevant, please apply all foregoing comments to the Prospectus to the Summary Prospectus for New Investors ("ISP").

140.   Please supplementally confirm that the following sections of the summary prospectus are identical to the corresponding sections of the statutory Prospectus: Important Information You Should Consider About the Policy (Item 2); Overview of the Policy (Item 3); Standard Death Benefits (Item 10(a)); Other Benefits Available Under the Policy (Item 11(a)); Buying the Policy (Item 9(c)-(c)); How Your Policy Can Lapse (Item 14(a)-(c)); Making Withdrawals: Accessing the Money in Your Policy (Item 12(a); Additional Information About Fees (Item 4); and Funds Available Under the Policy Appendix (Item 18). See also Rule 498A.

141.   Please supplementally confirm that in the electronic version of the ISP: (a) the website address in the legend will comply with the requirements of Rule 498A(b)(2)(v)(B) and any other website address will comply with the requirements of Rule 498A(i)(4); and (b)

the Table of Contents, cross references, and all defined terms will comply with the requirements of Rule 498A(h)(2)(ii), (iii) and (iv), respectively.

* * * *

Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact me at (202) 551-6907 or chooy@sec.gov if you have any questions.

Sincerely,
/s/ Yoon Choo
Senior Counsel

cc: Andrea Ottomanelli Magovern, Assistant Director
Sally Samuel, Branch Chief